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                          September 30, 2021

       Teresa M. Nilsen
       President
       Hennessy Advisors, Inc.
       7250 Redwood Blvd., Suite 200
       Novato, CA 94945

                                                        Re: Hennessy Advisors,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 23,
2021
                                                            File No. 333-259750

       Dear Ms. Nilsen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Jason Hille, Esq.